Exhibit 99.5

EuroZinc Mining Corporation

SECOND QUARTER REPORT

For the three and six months ended June 30, 2005 and 2004

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(in thousands of US dollars)

	June 30,	December 31,
	2005	2004
(Unaudited)
ASSETS
Current
Cash and cash equivalents	$29,231	$29,245
Accounts receivable	38,343	35,065
Inventories	10,220	17,122
Prepaid expenses and other current assets	2,411	5,452
Total Current Assets	80,205	86,884
Restricted cash	18,550	19,209
Property, plant and equipment (Notes 2 and 3)	293,465	279,189
Future income tax asset	26,466	33,456
Deferred financing costs	2,715	2,906
Total Assets	$421,401	$421,644

LIABILITIES
Current
Accounts payable and accrued liabilities	$48,540	$51,181
Loan payable	-	10,000
Current portion of copper put premiums (Note 5)	6,962	2,572
Current portion of long-term debt (Note 4)	23,451	15,403
Total Current Liabilities	78,953	79,156
Long-term debt (Note 4)	73,463	103,939
Derivative instrument liabilities (Note 5)	25,137	29,258
Aljustrel production liabilities (Note 6)	12,183	15,755
Asset retirement obligations (Note 7)	61,432	52,605
Other obligations upon mine closure	1,918	1,900
Total Liabilities	253,086	282,613

SHAREHOLDERS' EQUITY
Share capital (Note 8)	147,339	128,386
Fair value of options and warrants	4,395	4,114
Currency translation account	(12,046)	10,296
Retained earnings (deficit)	28,627	(3,765)
Total Shareholders' Equity	168,315	139,031

Total Liabilities and Shareholders' Equity	$421,401	$421,644

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except for per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
				(Note 1)
Net revenue	$ 58,767	$ 5,536	$ 122,179	$ 5,536
Operating costs	26,776	2,155	56,908	2,155
Accretion of asset retirement obligations	926	106	1,499	106
Depreciation, amortization and depletion	6,841	589	10,404	607
Operating profit	24,224	2,686	53,368	2,668

Expenses
General and administration	1,655	996	2,860	1,232
Exploration	144	-	144	-
Interest and accretion of long-term debt	2,159	329	4,421	509
Financing costs	2,039	31	3,755	31
Stock-based compensation	110	1,166	435	1,166
Foreign exchange gain	(1,070)	(1,059)	(2,812)	(1,143)
Interest and other income	(1,763)	(192)	(2,138)	(254)
Gain on settlement of debt	(1,580)	-	(1,580)	-
Unrealized loss on derivative instruments	1,615	-	1,529	-
	3,309	1,271	6,614	1,541

Income before taxes	20,915	1,415	46,754	1,127
Current income tax	6,698	-	12,484	-
Future income tax	383	-	1,878	-
Net income for the period	$ 13,834	$ 1,415	$ 32,392	$ 1,127

Earnings per share - basic - CDN$	$ 0.03	$ 0.01	$ 0.08	$ 0.00
Earnings per share - basic - USD	$ 0.03	$ 0.00	$ 0.06	$ 0.00
Earnings per share - diluted - CDN$	$ 0.03	$ 0.01	$ 0.08	$ 0.00
Earnings per share - diluted - USD	$ 0.03	$ 0.00	$ 0.06	$ 0.00
				-
Weighted average shares outstanding - basic	520,522	343,775	513,869	314,158
Weighted average shares outstanding - diluted (Note 9)	527,243	353,470	523,466	330,296

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at June 30, 2005
(Unaudited - in thousands of US dollars and shares in thousands)

			Fair Value
			of Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Account	(Deficit)	Total
Balance, December 31, 2003	255,494	$46,228	$-	$135	$(20,735)	$25,628
Issued for cash, net of issue costs	205,800	76,373	-	-	-	76,373
Issued on exercise of stock options	2,200	315	-	-	-	315
Issued on exercise of warrants	16,042	5,046	-	-	-	5,046
Stock based compensation		424	4,114	-	-	4,538
Effect of foreign currency translation		-	-	10,161	-	10,161
Effect of change in accounting policy		-	-	-	(497)	(497)
Net income for the year		-	-	-	17,467	17,467
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(3,765)	139,031
Issued on exercise of stock options	1,880	724	(160)	-	-	564
Issued on exercise of warrants	49,139	18,229	-	-	-	18,229
Stock based compensation		-	441	-	-	441
Effect of foreign currency translation		-	-	(22,342)	-	(22,342)
Net income for the period		-	-	-	32,392	32,392
Balance, June 30, 2005	530,555	$147,339	$4,395	$(12,046)	$28,627	$168,315

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION Consolidated Statements of Cash Flows (Unaudited - in thousands of US dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
Cash flow from (used by) operating activities
Net income for the period	$13,834	$1,415	$32,392	$1,127
Non-cash items:
Depreciation, amortization and depletion	6,841	589	10,404	607
Unrealized gain on foreign exchange	(1,478)	(1,101)	(1,478)	(1,228)
Unrealized loss on derivative instruments	1,615	-	1,529	-
Gain on settlement of debt	(1,580)	-	(1,580)	-
Amortization of deferred financing costs	1,490	31	3,206	31
Accretion expense	735	163	1,147	327
Accretion of asset retirement obligation	926	106	1,499	106
Stock-based compensation	110	1,166	435	1,166
Future income tax	383	-	1,878	-
Other	(525)	-	(469)	(1)
	22,351	2,369	48,963	2,135
Changes in non-cash working capital items	11,893	4,621	5,091	4,630
	34,244	6,990	54,054	6,765
Cash flow used by investing activities
Property, plant and equipment expenditures	(8,283)	(912)	(13,251)	(1,821)
Acquisition of subsidiary, net of cash	-	(145,618)	-	(159,209)
Purchase of price participation payments (Note 2)	-	-	(26,000)	-
Proceeds from sale of assets	287	-	287	-
Payment of copper put premiums	(1,036)	-	(2,072)	-
Aljustrel production liabilities settlement payments	(136)	-	(682)	-
Restricted investments	(1,519)	-	(1,519)	-
	(10,687)	(146,530)	(43,237)	(161,030)
Cash flow from (used by) financing activities
Shares issued for cash	3,787	57,025	18,791	78,274
Share subscriptions received	-	-	-	2,117
Deferred financing costs	(314)	(4,411)	(1,323)	(4,411)
Loan proceeds	-	110,000	76,013	110,000
Loan and capital lease repayments	(40,746)	(8)	(106,097)	(11)
	(37,273)	162,606	(12,616)	185,969

Effect of exchange rate changes on cash and cash equivalents	(1,855)	(1,799)	1,785	(1,803)

Increase (decrease) in cash and cash equivalents during the period	(15,571)	21,267	(14)	29,901
Cash and cash equivalent, beginning of period	44,802	12,900	29,245	4,266
Cash and cash equivalent, end of period	$ 29,231	$ 34,167	$ 29,231	$ 34,167

Supplemental disclosure on non-cash investing and financing activities
Purchase of equipment under capital lease	$ 3,510	$ -	$ 3,510	$ -
See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

1.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as our most recent annual consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (“VIE”) effective for the Company’s first quarter commencing January 1, 2005 whereby the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.  Accordingly, these consolidated financial statements should be read in conjunction with the Company’s 2004 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

The Company adopted the US dollar as its reporting currency in fiscal year 2004 and restated the amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (CDN$ average rate for US$1.00 – 2005: 1.2346; 2004: 1.3589) (average rate for €1.00/US$1.00 – 2005: 1.2769; 2004 – 1.2240) and assets and liabilities were translated at the closing rates in effect at the end of each period (CDN$ for US$1.00 - 2005: 1.2254; 2004: 1.3338) (€1.00/US$1.00 – 2005: 1.2092; 2004 – 1.2073).

2.

BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353,000 (128,041,000 Euros).

The acquisition agreement also provided the vendors with additional consideration (“Price Participation Payments”) on 50 percent of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date.  Subsequently, the Price Participation Payments were purchased from the vendors for $48,000,000, of which $22,000,000 was paid on December 22, 2004 and $26,000,000 was paid on January 28, 2005.  The effective date of this purchase was October 1, 2004.  Prior to September 30, 2004, the Company had made a price participation payment of $10,526,000 to the vendors.  This payment and the purchase of the Price Participation Payments were added to the purchase price.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$28,867
Property, plant and equipment	138,389
Mineral properties	80,073
Mine development	20,236
Future income tax asset	18,005
Restricted cash	15,962
301,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$214,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$154,353
Additional consideration paid to September 30, 2004	10,526
Purchase of Price Participation Payments paid to December 31, 2004	22,000
Purchase of Price Participation Payments paid to January 28, 2005	26,000
Acquisition costs	3,442
Less: cash acquired	(1,906)
Total purchase price	$214,415

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	June 30, 2005			December 31, 2004
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mineral properties
Neves-Corvo	$ 81,478	$ 4,701	$ 76,777	$ 56,122	$ 1,931	$ 54,191
Aljustrel	14,595	-	14,595	11,594	-	11,594
Crypto	288	-	288	288	-	288
	96,361	4,701	91,660	68,004	1,931	66,073
Plant and equipment
Neves-Corvo	174,060	17,978	156,082	162,447	11,264	151,183
Aljustrel	6,377	291	6,086	6,823	247	6,576
Other	207	93	114	110	71	39
	180,644	18,362	162,282	169,380	11,582	157,798
Development and other
Neves-Corvo	13,810	-	13,810	28,807	-	28,807
Aljustrel	23,262	-	23,262	24,034	-	24,034
Malhadinha	2,429	-	2,429	2,459	-	2,459
Crypto	22	-	22	18	-	18
	39,523	-	39,523	55,318	-	55,318

Total	$ 316,528	$ 23,063	$ 293,465	$ 292,702	$ 13,513	$ 279,189

During the six months ended June 30, 2005, the Company spent $26,000,000 to purchase the remaining 51% balance of the Price Participation Payments, $9,146,000 on capital purchases and $5,723,000 on development expenditures primarily at the Neves-Corvo mine.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

4.

LONG-TERM DEBT

Long-term debt consists of:

	June 30,	December 31,
	2005	2004
Somincor bonds - 2005 to 2009	$ 32,649	$ 36,777
Collateralized term loan	-	50,000
Somincor commercial notes (a)	31,439	-
Price participation loan (b)	21,632	22,000
Capital lease obligations	6,775	5,260
Deferred employee housing sales	659	740
EU interest free investment loan	3,760	4,565
Total	96,914	119,342
Less: current portion	(23,451)	(15,403)
Long-term portion of long-term debt	$ 73,463	$ 103,939

a)

Somincor commercial notes

On March 31, 2005, the Company entered into an unsecured, three-year commercial paper facility for the issuance of up to 40,000,000 Euros (US$51,664,000) of commercial notes (the “Commercial Notes”) with European banking syndicate, maturing on March 31, 2008.  These Notes have variable maturities of up to six months from date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually.  The interest rates at June 30, 2005 on the two outstanding amounts were 2.86% on $24,184,000 (€20,000,000) and 2.80% on $7,255,200 (€6,000,000), respectively.  The proceeds were used to repay the $50,000,000 collateralized term loan.

EBITDA ratio is calculated as earnings before interest, tax, depreciation and amortization as a percentage of net debt.

Financing costs to set up the Commercial Notes facility of $315,000 were deferred and are amortized over the term of the facility.  Banking, legal and other fees paid to maintain the facility are expensed as financing costs in the period incurred.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

b)

Price participation loan

On January 28, 2005 the Company borrowed an additional $26,000,000 bringing the loan to $48 million.  By June 30, 2005 the Company had repaid $26,368,000, leaving an outstanding balance of $21,632,000.  On August 2, 2005, the Company repaid an additional $15,948,000 based on sales for the three months ending June 30, 2005.

The price participation loan bears interest at LIBOR plus a margin of 3.5 percent and is repayable by quarterly payments commencing January 31, 2005.

5.

DERIVATIVE INSTRUMENT LIABILITIES

As at June 30, 2005, derivative instrument liabilities are comprised of:

		June 30, 2005		December 31, 2004
			Cumulative		Cumulative
			Unrealized		Unrealized
	Cost	Fair Value	Loss	Fair Value	loss
Copper put options	$ 21,241	$ 2,597	$ (18,644)	$ 4,172	$ (17,069)
Copper calls and puts	-	(11,058)	(11,058)	(14,623)	(14,623)
Interest rate swaps - $50 million	-	-	-	(436)	(436)
Forward foreign exchange contracts	-	(3,954)	(3,954)	-	-
	21,241	(12,415)	(33,656)	(10,887)	(32,128)
Deferred premiums		(19,684)	-	(20,943)	-
Total	21,241	(32,099)	(33,656)	(31,830)	(32,128)
Less: current portion of deferred premiums	-	6,962	(6,962)	2,572	(2,572)
Long-term portion of derivative instrument liability	$ 21,241	$ (25,137)	$ (40,618)	$ (29,258)	$ (34,700)

During the three months ended June 30, 2005, the Company:

a)

entered into forward foreign exchange contracts to purchase €26,000,000 on a weekly basis for the second half of 2005 at an exchange rate between US$1.2250 and US$1.2850 per €1.00, which is determined on each weekly maturity date.

b)

extinguished the $50,000,000 interest rate swap facility with a payment of $297,000.  This amount was charged to interest and accretion of long-term debt expense.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

6.

ALJUSTREL PRODUCTION LIABILITIES

Aljustrel production liabilities (“Aljustrel Debt”) consist of interest and non-interest bearing debts and amounts due to creditors that were assumed on the purchase of the Aljustrel mine.  The face value of these liabilities were fair valued on acquisition date and is accreted to face value over the expected payment periods to 2012 but are only repayable following commencement of commercial production of a specific deposit.

During the six months ended June 30, 2005, the Company settled Aljustrel Debt with a face value of $3,501,000 (€2,742,000) for $720,000 (€564,000).  The fair value of the Aljustrel Debt was $2,013,000 and the Company recognized a $1,488,000 gain from these settlements.

7.

ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the asset retirement obligation is subject to uncertainty, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

A summary of the Company’s provision for asset retirement obligations for both the Neves-Corvo and Aljustrel mine is presented below:

	Neves-Corvo	Alustrel	Total
Balance, December 31, 2003	$-	$4,154	$4,154
Accretion during the year	1,149	207	1,356
Amounts arising from business acquisition	47,095	-	47,095
Balance, December 31, 2004	48,244	4,361	52,605
Change in estimate	7,328	-	7,328
Accretion during the period	1,390	109	1,499
Balance, June 30, 2005	$56,962	$4,470	$61,432

The development of a life of mine plan (“LOM”) is an ongoing process which takes into account the most recent geological information and prevailing economic parameters including long-term commodity prices and costs, productivity and smelting and refining costs.  A review at Neves-Corvo was initiated during 2005 for the purposes of developing an optimum LOM which takes into consideration the present reserve and resource information on the zinc and copper zones and applying the capital needs to determine the optimum net present value.

The planning and modeling was conducted by an independent consulting engineer and based on current assumptions, the economic LOM is until 2022.  This should not be construed to mean that this is the end of the mine life, however, the conversion of resources to reserves and the finding of new ore deposits may improve the LOM.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

8.

SHARE CAPITAL

Authorized: Unlimited number common shares

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
	Shares	Amount
Balance, December 31, 2004	479,536,778	$ 128,386
Issued on exercise of stock options	1,880,000	564
Issued on exercise of share purchase warrants	49,138,152	18,229
Fair value of options and warrants transferred	-	160
Balance, June 30, 2005	530,554,930	$ 147,339

b)

Stock Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the option is granted.  Previously, stock options granted vest immediately while stock options granted beginning in the second quarter of 2005 vest over a two year period and have a maximum term of up to five years.

Stock option transactions during the six months ended June 30, 2005 were as follows:

		Weighted Average
		Exercise Price
	Options	(CDN$)
Balance, December 31, 2004	14,910,000	$ 0.48
Granted	3,050,000	0.78
Exercised	(1,880,000)	0.37
Balance, June 30, 2005	16,080,000	$ 0.52

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

During the six months ended June 30, 2005, the Company granted 3,050,000 incentive stock options at exercise prices between CDN$0.65 and CDN$0.89 per share and expiring between March 17, 2010 and June 10, 2010.   The Company recognized a stock-based compensation expense of $435,000 in the current period, which approximates its fair value.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life – 2.5 years; risk free interest rate – 3.4 percent; expected volatility – 50 percent; and no dividend yield.

The following table summarizes information concerning stock options outstanding as at June 30, 2005:

			Weighted
			Average
			Remaining
		Number of	Contractual	Number of
	Year of	Options	Life	Options
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)	Exercisable
$0.15 - $0.36	2006	290,000	1.2	290,000
$0.10	2007	2,880,000	2.5	2,880,000
$0.60 - $0.66	2009	9,860,000	4.2	9,860,000
$0.65 - $0.90	2010	3,050,000	4.8	1,900,000
		16,080,000	3.8	14,930,000

c)

Share Purchase Warrants

The following table summarizes information concerning share purchase warrants outstanding as at June 30, 2005:

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)
$0.40 - $0.60	2005	3,837,500	0.3
$0.60 - $0.75	2006	12,695,005	0.9
		16,532,505	0.6

During the six months ended June 30, 2005, the Company issued 49,498,152 common shares for proceeds of $22,702,000 pursuant to the exercise of share purchase warrants.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

9.

EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of shares outstanding during the period. The diluted earnings per share is calculated using the treasury stock method which assumes options and warrants, with an exercise price lower than the average quoted market price are exercised at the later of the beginning of the reporting period, or time of issue.  The proceeds from such options are then used to buy back the Company’s shares at the average price during the each reporting period. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common share were not included in the calculation of diluted earnings per share as the effect would have been anti-dilutive.  The average quoted market price during the three and six month periods ended June 30, 2005 was CDN$0.81 and CDN$0.71 per common share, respectively.

Diluted weighted average shares outstanding are calculated as follows:

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2005	2005
Weighted average shares outstanding – Basic	520,522,364	513,868,784
Incremental common shares issued on assumed exercise of
options and warrants	6,720,348	9,597,189
Weighted average shares outstanding – Diluted	527,242,712	523,465,973

10.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in a one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not necessary.